Gazit-Globe Ltd.

1 HaShalom Road

Tel-Aviv 67892, Israel

June 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jorge Bonilla
Staff Accountant

Re:	Gazit-Globe Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 16, 2014
File No. 001-35378

Dear Mr. Bonilla:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated May 30, 2014 (the “Comment Letter”), relating to the Annual Report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2013, filed by Gazit-Globe Ltd. (the “Company”) on April 16, 2014. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Item 4. Information on the Company, page 26

Our Competitive Strengths, page 28

1.	In future Exchange Act periodic reports, in your discussion of same property NOI, please discuss the relative impact of occupancy and rent rate changes.

As the discussion pertains to hundreds of properties across approximately twenty different countries, management is not in a position to provide a quantitative analysis regarding the relative impact. In addition, the discussion of same property NOI here is not required by Form 20-F. Management therefore will remove the following two sentences from the Company’s next Annual Report on Form 20-F:

“During the global economic downturn in 2008 and 2009, our average occupancy rate was 94.5% and 93.6%, respectively, and our average same property NOI, excluding foreign exchange fluctuations, increased by 3.1% from 2008 to 2009, 3.6% from 2009 to 2010, 4.0% from 2010 to 2011, and 3.9% from 2011 to 2012. In the year ended December 31, 2013, average same property NOI increased by 3.4% from the year ended December 31, 2012.”

Mr. Jorge Bonilla

Securities and Exchange Commission

June 23, 2014

Our Tenants and Leases, page 32

2.	We note the significant amount of leased square footage and the percent of total rental income that is expiring in 2014, 2015 and 2016. In future Exchange Act periodic reports, to the extent known by management, please include disclosure that addresses the relationship between market rents and expiring rents.

In the Company’s next Annual Report on Form 20-F, to extent known by management, the Company will disclose in a footnote to this table whether the average expiring rents over the next three years are above or below average current market rents.

Our Properties, page 36

3.	We note your disclosure in footnote 3 on page 37. In future Exchange Act periodic reports, please disclose the number of excluded properties that fall into the “redevelopment and expansion” category.

In the Company’s next Annual Report on Form 20-F, the Company will disclose the number of excluded properties that fall into the “redevelopment and expansion” category.

Item 5. Operating and Financial Review and Prospects, page 38

Results of Operations, page 50

4.	We note that the fair value gain from investment property and investment property under development has had a significant impact on net income from all periods presented. Please expand your discussion to address the drivers of the increases in fair value, including the causes of changes in capitalization rates as noted on page 52, whether the gain is attributable to appreciation of properties on a portfolio-wide basis or only in select regions, and your expectations for the future given the current economic climate and market trends in the geographic regions in which your properties are located.

In the Company’s next Annual Report on Form 20-F, the Company will provide a cross-reference to Note 12(c) to the Company’s consolidated financial statements which discusses average capitalization rates and the average monthly market rent per square meter implied in the valuations of the Company’s properties in its principal areas of operation as well as a sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in those principal areas of operation. Management will also provide an explanation of what factors influenced these changes.

Mr. Jorge Bonilla

Securities and Exchange Commission

June 23, 2014

In addition, the Company will provide a cross reference to “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Impacting our Results of Operations” where current climate and market trends are discussed in each of the major regions in which the Company operates.

*        *        *

In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 20-F; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*        *        *

If you have any questions with respect to the foregoing, please contact me at 972-3-694-8000 or gkotler@gazitgroup.com. Please also cc James Perlin, Esq. at jperlin@gazitgroup.com and Phyllis Korff, Esq. at Phyllis.korff@skadden.com on all future written correspondences.

Very truly yours, Gazit-Globe Ltd.

By:	/s/ Gil Kotler
Gil Kotler
Senior Executive Vice President and Chief Financial Officer

Cc:	Kristi Marrone, Staff Accountant
James Perlin, Esq.
Phyllis Korff, Esq.

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